UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-13129

                                    FORM 10-K

                      FOR PERIOD ENDED: September 30, 1998

             PAINE WEBBER INCOME PROPERTIES SIX LIMITED PARTNERSHIP
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

265 Franklin Street, Boston, Massachusetts                  02110
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 (Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code (617) 439-8118
                                                   --------------

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Paine Webber Income Properties Six Limited Partnership (the "Registrant") will not be completed by December 29, 1998, the last day for a timely filing of such Annual Report for the year ended September 30, 1998.

The inability of the registrant to file its Annual Report at this date arises because of the inability to finalize the independent audit of one of the Partnership's significant subsidiaries (Kentucky-Hurstbourne Associates). The audit of this joint venture is being held up by the failure of the Partnership's co-venture partner to sign a standard audit representation letter. The co-venturer has withheld this signature pending a resolution of a dispute with the Partnership. Every effort has been and will continue to be made to resolve this dispute, which will have no material effect on the Partnership's financial statements, so that the Partnership can file its Annual Report. The Form 10-K for the year ended September 30, 1998 is expected to be filed on or before January 13, 1999, in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138


(2)  Have   all    other    periodic
     reports  under  Section  13  or
     15(e)    of   the    Securities
     Exchange   Act   of   1934   or
     Section  30 of  the  Investment
     Company  Act of 1940 during the
     preceding  12  months  (or  for
     such  shorter)  period that the
     registrant   was   required  to
     file   such    reports)    been
     filed?   If   answer   is   no,
     identify report(s).                     |X|    Yes       |_|     No


(3)  Is  it  anticipated   that  any
     significant  change in  results
     of    operations    from    the
     corresponding  period  for  the
     last   fiscal   year   will  be
     reflected   by   the   earnings
     statements  to be  included  in
     the  subject  report or portion
     thereof?                                |_|    Yes       |X|     No


            PAINE WEBBER INCOME PROPERTIES SIX LIMITED PARTNERSHIP
            ------------------------------------------------------
               (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                       By:   Sixth Income Properties Fund, Inc.
                                             ----------------------------------
                                             Managing General Partner



Date: December 29, 1998                        By:  /s/ Walter V. Arnold
                                                    --------------------
                                                    Walter V. Arnold
                                                    Senior Vice President
                                                    and Chief Financial Officer